January 2011 Pricing Sheet dated January 25, 2011 relating to Amendment No. 1 to Preliminary Terms No. 620 dated December 30, 2010 Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in U.S. Equities

Equity LASERSSM Based on the Performance of a Basket of Five Stocks due January 25, 2013
Equity LeAding StockmarkEt Return Securities
PRICING TERMS – JANUARY 25, 2011
Issuer:	Morgan Stanley
Aggregate principal amount:	$2,300,000
Stated principal amount:	$10 per LASERS
Issue price:	$10 per LASERS (see “Commissions and Issue Price” below)
Pricing date:	January 25, 2011
Original issue date:	January 28, 2011 (3 business days after the pricing date)
Maturity date:	January 25, 2013
Basket:
The basket is equally weighted and is composed of the common stocks of five issuers (each, a “basket component”), and consists of a number of shares of each basket component equal to the multiplier with respect to such basket component as set forth in the table below.

	Basket component	Bloomberg ticker symbol*	Basket component weighting	Initial basket component value	Multiplier
	Phillip Morris International Inc.	PM	20%	$57.53	0.034764471
	NIKE, Inc.	NKE	20%	$82.88	0.024131274
	Schlumberger Limited	SLB	20%	$83.25	0.024024024
	The Dow Chemical Company	DOW	20%	$35.28	0.056689342
	Apple Inc.	AAPL	20%	$341.40	0.005858231
	* Bloomberg ticker symbols are being provided for reference purposes only.
Payment at maturity:	$10 + basket return amount; subject to the maximum payment at maturity. This payment may be greater than, equal to or less than the stated principal amount.
Basket return amount:
If the basket value is greater than the downside threshold value on each trading day from but excluding the pricing date to and including the valuation date, the basket return amount will equal:
$10 x [the greater of (i) the basket percent change and (ii) the fixed percentage]
If the basket value is less than or equal to  the downside threshold value on any trading day from but excluding the pricing date to and including the valuation date, the basket return amount will equal:
$10 x the basket percent change
In this scenario, the payment at maturity may be less, and potentially significantly less, than the stated principal amount and could be zero.  There is no minimum payment at maturity on the LASERS.

Fixed percentage:	6%
Maximum payment at maturity:	$12.80 per LASERS (128% of the stated principal amount)
Basket value:
On any trading day, the sum of the products of (i) the share closing price of each basket component on such trading day and (ii) the multiplier for such basket component on the trading day, as determined by the calculation agent.

Downside threshold value:	8, which is 80% of the initial basket value
Basket percent change:	(final basket value – initial basket value) / initial basket value
Initial basket value:
10, which is equal to the sum of the products of (i) the share closing price of each basket component on the pricing date and (ii) the multiplier for such basket component on the pricing date, each as set forth in the table under  “—Basket” above.

Final basket value:	The basket value on the valuation date.
Multiplier:
The initial multiplier for each basket component was set on the pricing date based on such basket component’s respective closing price on such date, so that each basket component is reflected in the predetermined initial basket value of 10 in accordance with its equal percentage weighting within the basket.  The multipliers for each basket component are set forth in the table under “—Basket” above and will remain constant for the term of the LASERS, subject to adjustment for certain corporate and other events relating to the issuer of that basket component.  See “—Adjustments to the Multipliers” in the accompanying preliminary terms.

Valuation date:	January 22, 2013, subject to adjustment for non-trading days and certain market disruption events
CUSIP:	61759G216
ISIN:	US61759G2167
Listing:	The LASERS will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)		Proceeds to Issuer
Per LASERS	$10	$0.225		$9.775
Total	$2,300,000	$51,750		$2,248,250

(1)
The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of LASERS purchased by that investor. The lowest price payable by an investor is $9.925 per LASERS. Please see “Syndicate Information” on page 12 of the accompanying preliminary terms for further details.

(2)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each LASERS they sell.  For additional information, see “Supplemental information concerning plan of distribution; conflicts of interest” in the accompanying preliminary terms and  “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement for LASERS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Amendment No. 1 to Preliminary Terms No. 620 dated December 30, 2010
Prospectus Supplement for LASERS dated November 30, 2010           Prospectus dated December 23, 2008

The LASERS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837